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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                           MOORCO INTERNATIONAL INC.
                           (NAME OF SUBJECT COMPANY)

                           MOORCO INTERNATIONAL INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   61559L100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             JAMES J. NELSON, ESQ.
                        VICE PRESIDENT, GENERAL COUNSEL
                                 AND SECRETARY
                           MOORCO INTERNATIONAL INC.
                      2800 POST OAK BOULEVARD, SUITE 5701
                           HOUSTON, TEXAS 77056-6111
                                 (713) 993-0999
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                    COPY TO:

                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Moorco International Inc. (the "Company" or "Moorco"). The address of the principal executive offices of the Company is 2800 Post Oak Boulevard, Suite 5701, Houston, Texas 77056-6111. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by MII Acquisition Corp. ("MII"), a wholly-owned subsidiary of FMC Corporation ("FMC"), to purchase all outstanding Common Stock, and associated Rights, at $20.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 1995, and in the related Letter of Transmittal (which together constitute the "FMC Offer"). The FMC Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated May 5, 1995, as amended by Amendment No. 1, dated May 5, 1995, Amendment No. 2, dated May 8, 1995, and Amendment No. 3, dated May 12, 1995 (as so amended, the "Schedule 14D-1"), as filed with the Securities and Exchange Commission (the "Commission"). The Offer to Purchase states that the principal executive offices of MII and FMC are located at 200 East Randolph Drive, Chicago, Illinois 60601.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or in Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) FMC, MII or their executive officers, directors or affiliates.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex A hereto, which description is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) The Company's Board of Directors (the "Board") met on April 25 and 26, 1995 to consider a proposal by FMC to acquire the Company for $20.00 per share in cash, as set forth in a letter from FMC dated April 3, 1995 (the "FMC Proposal"), and met on May 18 and 19, 1995 regarding the FMC Offer and related matters. During those meetings, the Board considered the Company's business, financial condition, current business strategy and future prospects, recent and historical market prices for the Common Stock, the terms and conditions of and potential alternatives to the FMC Offer (at the May meeting) and the terms and conditions of the FMC Proposal (at the April meeting), and other matters, including presentations by management and the Company's legal and financial advisors. At the meeting on April 26, the consensus of the Board was that the FMC Proposal was inadequate and not in the best interests of the Company or its stockholders. At the May 19, 1995 meeting, the Board unanimously determined that the FMC Offer is inadequate and not in the best interests of the Company and its stockholders. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS REJECT THE FMC OFFER AND NOT TENDER ANY OF THEIR SHARES OF COMMON STOCK OR RIGHTS PURSUANT THERETO. In response to a request from FMC, the Board, at the May 19, 1995 meeting, unanimously declined to make Section 203 of the Delaware General Corporation Law (the "Delaware Law") inapplicable to the FMC Offer or FMC's proposed second-step merger. Also at the May 19, 1995 meeting, the Board unanimously determined not to redeem the Rights at this time and has deferred the date that the Rights will separate from the Common Stock. See Item 8.
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     A copy of the letter to the Company's stockholders communicating the
Board's recommendation and the press release relating thereto are filed as Exhibits 6 and 7 to this Schedule and are incorporated herein by reference.

     (b) In reaching the conclusions and recommendations described in Item 4(a) above, the Board considered a number of factors, including without limitation the following:

          (i) The Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, including their attractive growth prospects, the Company's position in such markets and the historical and current market prices for the Common Stock;

          (ii) Presentations by the Company's management relating to the Company's financial performance and future prospects and the opinion of the Company's management that the proposed consideration in the FMC Offer is inadequate;

          (iii) Presentations by Salomon Brothers Inc ("Salomon"), financial advisor to the Company, concerning the Company and the financial aspects of the FMC Proposal and the FMC Offer;

          (iv) The written opinion of Salomon that as of the date of such opinion the price of $20.00 per share of Common Stock being offered to the stockholders of the Company (other than FMC) pursuant to the FMC Offer is inadequate, from a financial point of view, to such stockholders (a copy of such opinion setting forth assumptions made and matters considered and limitations set forth by Salomon is included as Annex B hereto and should be read in its entirety);

          (v) The Board's belief, based in part on the factors referred to in paragraphs (i) through (iv) above, that the per share price of the FMC Offer does not reflect the current value inherent in the Company or the long-term value achievable by the Company as an independent entity, and that stockholders' interests would be best served if the Company were to actively explore alternatives to maximize stockholder value;

          (vi) The significant conditionality of the FMC Offer. Such tender offer is conditioned, among other things, on the following: (A) there being tendered and not withdrawn a number of shares of Common Stock which represents at least a majority of the shares outstanding on a fully diluted basis, (B) the Company redeeming the Rights or FMC otherwise being satisfied that the Rights are invalid or inapplicable to the FMC Offer and FMC's proposed second-step merger, (C) FMC being satisfied that after consummation of the FMC Offer, the restrictions on "Business Combinations" contained in Section 203 of the Delaware Law will not apply to FMC's proposed second-step merger, (D) there being no significant adverse change in the market price of the Common Stock or generally in securities or financial markets in the United States or abroad, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from that existing at the close of business on May 4, 1995, and (E) a considerable number of further conditions which are subject to FMC's sole judgment or permit termination of the FMC Offer for developments which the Company considers immaterial. Although the FMC Offer is not by its terms subject to a financing condition, the cumulative effect of all of the FMC Offer's conditions is an offer which the Board viewed as significantly conditional; and

          (vii) The advice by the Company's independent counsel that significant legal issues exist with respect to the conduct of FMC in seeking and obtaining information from employees of the Company prior to the delivery of the FMC Proposal and commencement of the FMC Offer; in this connection, the Company has commenced litigation against FMC (see Item 8).

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the FMC Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

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ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Salomon as its financial advisor with respect to the FMC Offer and other matters arising in connection therewith, including assisting the Company in exploring alternatives in light of the FMC Proposal and the FMC Offer. Pursuant to the agreement between the Company and Salomon dated April 3, 1995, the Company has paid Salomon a financial advisory fee of $150,000. The Company has also agreed to pay Salomon during the term of the agreement (i) a fee of $500,000 upon the Company's signing of a definitive agreement relating to a Combination Transaction (as hereinafter defined) and
(ii) upon consummation of a Combination Transaction, a fee of 1% of the Aggregate Consideration (as hereinafter defined) up to $20.00 per share of Common Stock, plus 1.75% of the Aggregate Consideration in excess of $20.00 per share of Common Stock (less $650,000 to the extent previously paid). The Company and Salomon have also agreed that: (i) if the Company pursues an Alternative Transaction (as hereinafter defined), the Company and Salomon will agree upon an engagement letter containing customary provisions and terms and providing for customary fees, the exact amounts to be mutually agreed upon; and (ii) if no Combination Transaction has been consummated prior to April 3, 1996, Salomon and the Company shall agree upon an additional fee which shall be negotiated based on the Aggregate Consideration that would have been paid pursuant to the FMC Proposal had such proposal been accepted. "Aggregate Consideration" is defined as the total amount of cash and the fair market value (on the date of payment, assuming full distribution as of such date in the case of securities) of all other property paid or payable, directly or indirectly, to or by the Company or its security holders in connection with a Combination Transaction or a transaction related thereto (including, without limitation, amounts paid by or on behalf of the Company or a third party to holders of any warrants, stock purchase rights or convertible securities of the Company and to holders of any options or stock appreciation rights issued by the Company, whether or not vested) and including the fair market value (assuming full distribution as of such date in the case of securities) of any securities retained by the Company's security holders in connection with a Combination Transaction. A "Combination Transaction" is defined as an acquisition of or business combination involving the Company, or relating to the acquisition of all or any significant portion of the Company's assets or more than 15% of the Company's equity or voting securities, directly or indirectly, by any person, corporation or other business entity, including FMC, which transaction might take the form of a merger, tender offer, stock sale, asset sale or otherwise (and which includes the transaction contemplated by the FMC Proposal and the FMC Offer). An "Alternative Transaction" is defined as a transaction which is not a Combination Transaction. Salomon's engagement may be terminated by either the Company or Salomon at any time, with or without cause; provided, however, if the Company terminates Salomon's engagement other than for cause, or Salomon terminates Salomon's engagement because of the Company's breach of the terms of the engagement letter, Salomon nevertheless will be entitled to the full fees described above under the circumstances relating to April 3, 1996 or in the event that at any time prior to the expiration of one year after such termination a Combination Transaction or Alternative Transaction is entered into involving a strategy or party identified to the Company by Salomon or as to which or whom Salomon advised the Company hereunder (including, without limitation, FMC) or with whom the Company had discussions regarding a Combination Transaction or Alternative Transaction during the term of Salomon's engagement.

     The Company also has agreed to reimburse Salomon for its reasonable out-of-pocket expenses and to indemnify it against certain expenses and liabilities if incurred in connection with its engagement, including liabilities arising under the federal securities laws.

     The Company has retained MacKenzie Partners, Inc. ("MacKenzie") to assist the Company in connection with its communication with its stockholders with respect to, and to provide other services to the Company in connection with, the FMC Offer. MacKenzie will receive reasonable and customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the FMC Offer.

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ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the knowledge of the Company, no transactions in Common Stock have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries do not presently intend to tender, pursuant to the FMC Offer, any shares of Common Stock which are held of record or are beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a)-(b) At the meetings on April 25 and 26, and May 18 and 19, 1995, the Board of Directors considered and reviewed the feasibility and desirability of exploring a variety of possible alternative transactions to the FMC Offer. As stated in Item 4(b) above, the Board believes, based on the factors referred to therein, that the per share price of the FMC Offer does not reflect the current value inherent in the Company or the long-term value achievable by the Company as an independent entity, and that the interests of the Company's stockholders would be best served if the Company were to actively explore alternatives to maximize stockholder value. As an alternative to the FMC Offer, the Company may undertake negotiations which relate to or could result in (i) sale of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries or a sale or issuance of voting stock, rights or other securities of the Company or any of its subsidiaries, (iii) a tender or exchange offer for, or open market or privately negotiated purchases or other acquisitions of securities by or of, the Company, (iv) a material change in the present capitalization of the Company, or (v) a business combination or joint venture involving the Company or any of its subsidiaries. In this connection, the Company is in preliminary stages of discussion or negotiation with a number of parties concerning a possible extraordinary transaction involving the Company, having entered into confidentiality and standstill agreements concerning the furnishing of confidential information to parties indicating an interest in such a transaction, furnished confidential information to such parties, and responded to their due diligence inquiries.

     The Board has determined that disclosure at this time with respect to these possible transactions or the parties thereto, and the possible terms of any other transactions or proposals of the type referred to above in this Item 7, might jeopardize the continuation or institution of any discussions or negotiations that the Company may conduct. Accordingly, the Board, on May 19, 1995, adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

     There can be no assurance that any of the foregoing will result in any transaction being recommended to the Board or that any transaction that may be recommended will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may also be dependent upon the future actions of FMC with respect to the FMC Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this Item 7 could adversely affect or result in withdrawal of the FMC Offer.

     On May 1, 1995, in discussions between the chief executive officers of the Company and FMC, the Company offered to engage in a process seeking the maximization of value for the Company's stockholders if FMC would enter into a reasonable confidentiality and standstill agreement with the Company. The form of agreement which the Company provided to FMC on May 1 contains the same terms as the confidentiality and standstill agreements which the Company has entered into with other third parties, except that the agreements with the other third parties contain a two-year restriction on control-related activities while the restriction period the Company proposed to FMC is one year. Although FMC and representatives of FMC indicated disagreement with certain provisions of the confidentiality agreement proffered by the Company, on May 2 and 3, 1995 representatives of the Company engaged in substantive discussions with representatives of FMC regarding the terms of an acceptable form of confidentiality agreement. In these discussions, the Company's representatives offered to include a number of additional provisions in the draft confidentiality agreement to provide FMC assurance that the process to be pursued by the Company would be fair and would be designed to produce the best transaction achievable for the Company's stockholders. Among other matters, the

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Company offered to commit contractually to run a fair process and that FMC would be a full participant in that process if FMC were to sign. The Company offered to provide that all limitations on FMC would cease if the Company failed to enter into a definitive agreement for a transaction within a period of months, which period was to be negotiated, or if the Company's process were to terminate for any reason. However, FMC was unwilling to execute a confidentiality and standstill agreement containing terms which the Company considers to be reasonable and which would enable the Company's Board to conduct and manage a process designed to obtain the most attractive transaction for the Company's stockholders. The Company believes FMC's unwillingness to execute a reasonable confidentiality agreement reflects FMC's desire to inhibit the Board's ability to conduct a process which is designed to achieve the most attractive transaction for the Company's stockholders. The Company believes that the commencement of the FMC Offer while the Company's representatives were seeking to negotiate a confidentiality agreement with FMC is consistent with this desire on the part of FMC.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Litigation. Moorco International Inc. v. FMC Corp. On May 5, 1995, the Company commenced an action against FMC in the District Court of Nueces County, Texas, 214th Judicial District (the "Texas Court"), entitled Moorco International Inc. v. FMC Corp., No. 95-2595-F (the "Texas Action"). The complaint in the Texas Action alleges that FMC fraudulently obtained confidential information from the Company as part of FMC's effort to determine whether to make a bid for the Company and what price to offer. Specifically, the complaint in the Texas Action alleges that two employees of an FMC subsidiary (Kongsberg Offshore A/S) sought and were given tours of Company plants in Erie, Pennsylvania and Corpus Christi, Texas in January 1995, during which the FMC representatives received nonpublic information about the Company and its operations, including information about the Company's current business, revenues, productivity, marketing strategies, costs of doing business, new product development, and manufacturing techniques and processes. The complaint further alleges that the information provided during the tours was provided in reliance on the FMC representatives' fraudulent representation that they sought the information solely for the purpose of establishing a customer/supplier relationship with the Company.

     The Company seeks, among other relief, a preliminary and permanent injunction enjoining FMC to (i) withdraw the FMC Offer for the Company and enter into the confidentiality and standstill agreement that had been offered by the Company to FMC; (ii) refrain from utilizing the confidential information it obtained during the plant tours in aid of or preparation for any offer to purchase the Company; (iii) refrain from utilizing the confidential information in assisting or encouraging any other bid or offer for the Company by any entity; (iv) turn over to the Company all records, reports, notes or other documents recording, analyzing, referring to or otherwise reflecting any information obtained by FMC from the tours of the Company's plants; and (v) turn over to the Company all nonpublic documents created by or on behalf of the Company received from any source.

     On May 11, 1995, the Texas Court stayed the Texas Action pending disposition of a lawsuit commenced by FMC and MII against the Company and its directors in the Court of Chancery of the State of Delaware, New Castle County (the "Delaware Chancery Court"), entitled FMC Corporation, et al. v. Moorco International Inc., et al., Del. Ch., C.A. No. 14285. The Texas Court stated in its order staying the Texas Action that it would reconsider the stay under certain circumstances. On May 15, 1995, the Company moved for reconsideration of the order staying the Texas Action. A hearing with respect to the Company's motion for reconsideration has been scheduled for Monday, May 22, 1995.

     Copies of the Company's complaint and the Texas Court's order dated May 11, 1995 are filed as Exhibits 8 and 9 to this Schedule and are incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibits.

     FMC Corporation, et al. v. Moorco International Inc., et al. On May 5, 1995, FMC and MII commenced an action against the Company and its directors in the Delaware Chancery Court, entitled FMC Corporation, et al. v. Moorco International Inc., et al., Del. Ch., C.A. No. 14285 (the "Delaware State Action"). The complaint in the Delaware State Action alleges that the Company has demanded that FMC

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enter into a confidentiality and standstill agreement as a precondition to FMC's participation in any process for the sale of the Company, and that such demand is not made for legitimate purposes. The complaint in the Delaware State Action further alleges that the Company's adoption of a shareholder rights plan unreasonably precludes FMC from consummating the FMC Offer for the Company. The complaint also alleges that the Company has advised FMC that the Company may institute a process leading to the sale of the Company or to another "extraordinary transaction," and that the Company will exclude FMC from that process unless FMC executes a standstill agreement. The complaint alleges that the Company has unlawfully refused to negotiate with FMC unless FMC executes the requested standstill agreement. The complaint alleges that the Company's alleged threatened exclusion of FMC from a sale process and refusal to negotiate with FMC are breaches of fiduciary duty.

     As relief, the complaint in the Delaware State Action seeks (i) a declaratory judgment that the Company and its directors have breached their fiduciary duties by delaying negotiations, refusing to negotiate actively with FMC and threatening to exclude FMC from any process for the sale of the Company;
(ii) an order enjoining the Company and its directors to negotiate with FMC and to not exclude FMC from any process instituted by the Company that may lead to an "extraordinary transaction" involving the Company; (iii) an order enjoining the Company, its directors and certain other persons associated with the Company from taking any action to effectuate the shareholder rights plan and ordering the Company's directors to redeem the Rights; and (iv) an order enjoining the Company and its directors from bringing litigation in any other forum based on or relating to the facts alleged in the complaint in the Delaware State Action.

     The complaint filed in the Delaware State Action is included as Exhibit 10 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     FMC Corporation, et al. v. Moorco International Inc. On May 8, 1995, FMC and MII commenced a declaratory judgment action against the Company in the United States District Court for the District of Delaware, entitled FMC Corporation, et al. v. Moorco International Inc., D. Del., C.A. No. 95-285 (the "Delaware Federal Action"). The complaint in the Delaware Federal Action, which was amended on May 11, 1995, alleges that the Company has asserted that FMC is in possession of material, nonpublic information about the Company obtained by means of visits to two Company production facilities, and that the Company asserts that this information must be disclosed in FMC's Schedule 14D-1. FMC and MII seek, among other relief, a declaratory judgment declaring that FMC's
Schedule 14D-1 does not violate the Securities Exchange Act of 1934, as amended, including Section 14(e) thereof, and an order enjoining the Company from bringing litigation in any other forum based on or relating to the facts alleged in the complaint in the Delaware Federal Action.

     The amended complaint filed in the Delaware Federal Action is included as
Exhibit 11 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Ballan v. Wellin, et al. On April 5, 1995, a purported class action was commenced in the Delaware Chancery Court against the Company and its directors, entitled Ballan v. Wellin, et al., Del. Ch., C.A. No. 14187 (the "Ballan Action"). The Ballan Action was purportedly brought on behalf of the public stockholders of the Company, and alleges that the Company's directors have breached their fiduciary duties to those stockholders by allegedly (i) rejecting FMC's original offer to purchase the Company, as publicly announced on April 4, 1995, without fully evaluating or becoming fully informed with respect to that offer and without taking steps to maximize stockholder value; (ii) engaging in unfair dealing for their own benefit and to the detriment of the Company's public stockholders; and (iii) failing to exercise independent business judgment and by acting to entrench themselves in positions of control. The complaint in the Ballan Action further alleges that, as a result of the aforementioned, the Company and its directors have breached their fiduciary duties by summarily rejecting FMC's original offer. The Ballan Action seeks, among other relief, declaratory and injunctive relief requiring the Company and its directors to maximize the value of the Company's stock, to make disclosures regarding FMC's original offer, the negotiations between the Company and FMC and certain other matters, and an award of damages.

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

     The complaint filed in the Ballan Action is included as Exhibit 12 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     Grossman v. Wellin, et al. On May 8, 1995, a purported class action was commenced in the Delaware Chancery Court against the Company and its directors, entitled Grossman v. Wellin, et al., Del. Ch., C.A. No. 14291 (the "Grossman Action"). The Grossman Action was purportedly brought on behalf of the public stockholders of the Company, and the complaint therein contains allegations substantially similar to the allegations set forth in the Ballan Action. In addition, the complaint in the Grossman Action alleges that the Company has demanded that FMC enter into an unreasonable and overly restrictive standstill agreement, and has threatened to exclude FMC from any sale process instituted by the Company. The Grossman Action seeks, among other relief, declaratory and injunctive relief requiring the Company and its directors to consider and evaluate adequately and in good faith all offers for the acquisition of the Company, and an award of damages.

     The complaint filed in the Grossman Action is included as Exhibit 14 to this Schedule and is incorporated by reference herein; the foregoing description is qualified in its entirety by reference to such Exhibit.

     On May 18, 1995 the Ballan Action and the Grossman Action were consolidated into an action entitled Moorco International Inc. Shareholder Litigation, Del. Ch., C.A. No. 14187.

     The Rights Agreement. On November 8, 1994, the Board of Directors of the Company declared a dividend of one Right for each outstanding share of the Common Stock, to stockholders of record at the close of business on November 18, 1994. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Fractional Share") of Series A Junior Participating $1.00 Par Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $65.00 per Fractional Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of November 8, 1994 as it may from time to time be supplemented or amended (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent.

     The Rights are presently attached to all certificates representing outstanding shares of Common Stock, and no separate certificates for the Rights ("Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of the outstanding shares of Common Stock (the date of the announcement being the "Stock Acquisition Date"), or (ii) 10 business days (or such later date as may be determined by the Board before the Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a person's becoming an Acquiring Person. Certain inadvertent acquisitions will not result in a person's becoming an Acquiring Person if the person promptly divests itself of sufficient Common Stock. Until the Distribution Date, (a) the Rights will be evidenced by the Common Stock certificates (together with a copy of the Summary of Rights or bearing the notation referred to below) and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after November 18, 1994 will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificate for Common Stock (with or without a copy of the Summary of Rights) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 8, 2004, unless earlier redeemed or exchanged by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights Certificates alone will represent the Rights. All shares of Common Stock issued prior to the Distribution Date will be issued with Rights. Shares of Common Stock issued in connection with certain employee benefit plans or upon conversion of certain securities after the Distribution Date will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of Common Stock issued after the Distribution Date will be issued with Rights.

     In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms that a majority of the independent Continuing Directors (as hereinafter defined) determines to be fair to and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, a number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price (as defined in the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding the foregoing, following the occurrence of any Flip-In Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to any Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement. However, Rights are not exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (i) the Company is acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the exercise price of the Right. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

     At any time until 10 days following the first date of public announcement of the occurrence of a Flip-In Event, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, payable, at the option of the Company, in cash, shares of Common Stock or such other consideration as the Board may determine. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Director" means any member of the Board, while such person is a member of the Board, who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person, or a nominee or representative of an Acquiring Person or of any such affiliate or associate, if (i) such Person was a member of the Board prior to the time a Person becomes an Acquiring Person or
(ii) such Person's nomination for election or election to the Board is recommended or approved by a majority of the then Continuing Directors.

     At any time after the occurrence of a Flip-In Event and prior to a person's becoming the beneficial owner of 50% or more of the shares of Common Stock then outstanding, the Company (with the concurrence of a majority of the Continuing Directors) may exchange the Rights (other than Rights owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, and/or other equity securities deemed to have the same value as one share of Common Stock, per Right, subject to adjustment.

     Until a Right is exercised, the holder thereof, as such, will have no right as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for the common stock of the acquiring company as set forth above or are exchanged as provided in the preceding paragraph.

     Other than the redemption price, any of the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) as long as the Rights are redeemable. Thereafter, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, defect or inconsistency, to make changes that do not materially adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights

Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

     A copy of the Rights Agreement has been filed with the Commission as
Exhibit 15 to this Schedule. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

     The Board, at the May 19, 1995 meeting, adopted a resolution pursuant to the Rights Agreement which has the effect of providing that the Distribution Date would be deferred until the earlier of (i) 10 days after the Stock Acquisition Date or (ii) such date as may be subsequently determined by the Board.

     Delaware Takeover Statute. As described in the FMC Offer, Section 203 of the Delaware Law (the "Delaware Takeover Statute"), may have the effect of significantly delaying FMC's ability to acquire the entire equity interest in the Company.

     In general, the Delaware Takeover Statute prevents an "Interested Stockholder" (defined generally as a person that is the "owner" (as defined in the Delaware Takeover Statute) of 15% or more of a corporation's outstanding voting stock from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth in the second following paragraph) with a Delaware corporation for three years following the date such person became an Interested Stockholder unless: (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Under the Delaware Takeover Statute, the restrictions described above do not apply if, among other things, (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the Delaware Takeover Statute, (ii) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of February 2, 1988, the effective date of the Delaware Takeover Statute, expressly electing not to be governed by the Delaware Takeover Statute, which amendment may not be further amended by the board of directors, (iii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by the Delaware Takeover Statute, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote (such an amendment would not be effective until 12 months after the adoption of such amendment and shall not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption), (iv) the corporation does not have a class of voting stock that is (x) listed on a national securities exchange, (y) authorized for quotation on an interdealer quotation system of a registered national securities association, or (z) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder, or (v) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. The Delaware Takeover Statute would also not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and the person who had not been an Interested Stockholder during the three years preceding the date of the Business Combination or who became an Interested Stockholder with the approval of a majority of the corporation's Board of Directors.

     The Delaware Takeover Statute provides that during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate market value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation, (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions,
(iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder), or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     Unless FMC acquires a number of shares of Common Stock pursuant to the FMC Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute or unless the provisions of clause (iii) of the second preceding paragraph or clauses (i) or (iii) of the third preceding paragraph are complied with, FMC would be unable to effect a merger with the Company for a period of three years from the consummation of the FMC Offer and would be prevented from engaging in certain transactions by the Delaware Takeover Statute.

     If FMC acquires a number of shares of Common Stock pursuant to the FMC Offer sufficient to satisfy the 85% requirement of the Delaware Takeover Statute, FMC would be able to effect a merger with the Company without any application of the three-year waiting period. There can be no assurance that FMC will be able to acquire such number of shares of Common Stock.

     In response to a request from FMC, the Board unanimously declined to make the Delaware Takeover Statute inapplicable to the FMC Offer or FMC's proposed second-step merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1     -- Form of Change-of-Control Agreement with Messrs. Tiner, Nelson and Levis.
Exhibit 2     -- Form of Change-of-Control Agreement with Messrs. Borth and
                   Pfleghar.
Exhibit 3     -- 1995 Incentive Bonus Plan.
Exhibit 4     -- Supplemental Executive Retirement Plan for Participants in the
                   Moorco International Inc. Retirement Income Plan.
Exhibit 5     -- Benefit Restoration Plan for Participants in the Moorco
                   International Inc. Retirement Income Plan.
Exhibit 6 *   -- Letter to Moorco Stockholders, dated May 19, 1995.
Exhibit 7     -- Press Release issued by Moorco International Inc. on May 19,
                   1995.
Exhibit 8     -- Complaint in Moorco International Inc. v. FMC Corporation
                   (Texas).
Exhibit 9     -- Order of the Texas Court dated May 11, 1995.
Exhibit 10    -- Complaint in FMC Corporation v. Moorco International Inc.
                   (Delaware Chancery Court).
Exhibit 11    -- Amended Complaint in FMC Corporation v. Moorco International Inc.
                   (Delaware federal court).
Exhibit 12    -- Complaint in Ballan v. Wellin (Delaware Chancery Court).

Exhibit 13    -- Complaint in Grossman v. Wellin (Delaware Chancery Court).
Exhibit 14    -- Rights Agreement dated as of November 24, 1994.**
Exhibit 15*   -- Opinion of Salomon Brothers Inc dated May 19, 1995.
Exhibit 16    -- Indemnification Agreements with various Directors and Executive
                   Officers.***

- ---------------
  * Included in copy mailed to stockholders.
 ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
    November 8, 1994.
*** Incorporated by reference to Exhibits 10(o) through 10(z) to the Company's
    Form 10-K for the fiscal year ended May 31, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MOORCO INTERNATIONAL INC.

                                            By: /s/     MICHAEL L. TINER
                                                -------------------------------
                                                        Michael L. Tiner
                                                         President and
                                                    Chief Executive Officer
Dated: May 19, 1995

                                                                         ANNEX A

                             EXECUTIVE COMPENSATION

GENERAL

     The following table sets forth information concerning all compensation for services rendered in all capacities to the Company during the fiscal years ended May 31, 1994, May 31, 1993, and May 31, 1992, for each of those persons who were, at May 31, 1994, (i) the chief executive officer and (ii) the four other most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    -------------
                                                                     SECURITIES
                                          ANNUAL COMPENSATION        UNDERLYING
                                       --------------------------      OPTIONS        ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR    SALARY     BONUS       (SHARES)      COMPENSATION(1)
- -------------------------------------  ----   --------   --------   -------------   -------------
Michael L. Tiner, President..........  1994   $250,000   $125,000          -0-         $ 5,560
     and Chief Executive Officer       1993    144,552        -0-       30,000           4,337
                                       1992    115,440     86,580        7,500           3,463

Richard T. Levis, Senior Vice........  1994    160,000     80,000          -0-           4,800
     President -- Operations           1993    121,183        -0-       12,000           3,636
                                       1992    112,732     84,546        7,500           3,382

James J. Nelson, Vice President,.....  1994    150,660     75,350          -0-           4,520
     General Counsel and Secretary     1993    142,104        -0-       12,000           4,263
                                       1992    132,180     99,135        7,500           3,965

David W. Pfleghar, Vice..............  1994    111,708     39,100          -0-           3,351
     President and Controller          1993    111,708        -0-        2,500           3,351
                                       1992    106,896     56,121        5,000           3,207

J. David Borth, Vice.................  1994    111,300     39,000          -0-           3,339
     President -- Human Resources      1993    103,000        -0-        5,000           3,150
                                       1992     94,052     41,411       10,000           2,822

- ---------------
(1) Represents the Company's matching contribution under the Moorco International Inc. Incentive Savings Plan.

STOCK OPTION PLANS

     The Company maintains the Moorco International Inc. 1987 Non-Qualified Stock Option and Restricted Stock Award Plan (the "1987 Plan") under which the Company had reserved for issuance 237,980 shares of Common Stock. The Company also maintains the Moorco International Inc. 1990 Stock Incentive Plan (the "1990 Plan" and, together with the 1987 Plan, the "Stock Plans") under which the Company has reserved for issuance 1,000,000 shares of Common Stock. The 1987 Plan provides for grants of non-qualified stock options, and the 1990 Plan provides for grants of both incentive and non-qualified stock options. Each of the Stock Plans provides for grants of restricted stock awards to key employees of the Company. No stock options or shares of restricted stock were granted to the executive officers named in the Summary Compensation Table during the fiscal year ended May 31, 1994. The options granted to the executive officers all vest upon a change of control, to the extent not already vested.

     The table set forth below contains information for each of the executive officers named in the Summary Compensation Table concerning (i) stock options exercised during the fiscal year ended May 31, 1994, and (ii) the value of unexercised stock options held at May 31, 1994.

                      OPTION EXERCISES IN FISCAL YEAR 1994
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF
                                                                  UNEXERCISED         VALUE OF
                                                                  SECURITIES        UNEXERCISED
                                                                  UNDERLYING        IN-THE-MONEY
                                      SHARES                      OPTIONS AT         OPTIONS AT
                                     ACQUIRED                    MAY 31, 1994       MAY 31, 1994
                                        ON           VALUE       EXERCISABLE/       EXERCISABLE/
                NAME                 EXERCISE      REALIZED      UNEXERCISABLE     UNEXERCISABLE(1)
- ------------------------------------ ---------     ---------     -------------     --------------
Michael L. Tiner....................    -0-           -0-         2,500/35,000     $     -0-/$-0-
Richard T. Levis....................    -0-           -0-        11,500/17,000     $  91,350/$-0-
James J. Nelson.....................    -0-           -0-         2,500/17,000     $     -0-/$-0-
David W. Pfleghar...................    -0-           -0-         12,653/5,833     $ 114,169/$-0-
J. David Borth......................    -0-           -0-        15,334/11,666     $ 120,600/$-0-

- ---------------
(1) Values stated are based on the closing price of $15.75 per share of the Common Stock on the New York Stock Exchange on May 31, 1994, the last trading day of fiscal year 1994.

CHANGE-OF CONTROL-AGREEMENTS

     Effective as of May 8, 1995, the Board approved the Company's entering into individual Change-of-Control employment agreements (the "Change-of-Control Agreements") with Messrs. Tiner, Nelson and Levis (the "Top Three Officers") and Messrs. Borth and Pfleghar (the "Other Officers"). The Change-of-Control Agreements replace the Moorco Severance Plan previously in effect.

     Each Change-of-Control Agreement becomes effective upon a "change of control" of the Company, or if sooner, upon the termination of employment of the employee at the request of a person seeking to effect a change of control, or otherwise in connection with a change of control (the "Effective Date"). A "change of control" is defined in the Change-of-Control Agreement as: (i) the acquisition by any individual, entity or group of beneficial ownership of 20% or more of either the then outstanding shares of common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (but excluding acquisitions directly from or by the Company, by any Company employee benefit plan or any corporation controlled by the Company, or pursuant to a transaction which complies with clauses (A), (B) and (C) of clause (iii) below); (ii) a change in a majority of the membership of the Board, but without regard to new members approved by a majority of the old members other than in connection with a proxy contest; (iii) stockholder approval of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company unless after the transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners of the outstanding common stock and outstanding voting securities of the Company immediately before the transaction own more than 60% of the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities of the corporation resulting from the transaction in substantially the same proportions as their prior ownership of the outstanding common stock and outstanding voting securities of the Company, (B) no person (excluding any employee benefit plan or related trust of the Company or the corporation resulting from the transaction) owns 20% or more of the outstanding shares of common stock or the combined voting power of the outstanding voting securities of the corporation resulting from the transaction, except to the extent that such ownership existed prior to the transaction, and (C) at least a majority of the members of the board of directors of the corporation resulting from such transaction were members of the Company's board of directors at the time of the execution of the initial agreement or of the action of the Board providing for such transaction; or (iv) stockholder approval of a complete liquidation or dissolution of the Company. Once the Change-of-Control Agreement becomes effective, the employee will be entitled to severance pay if his or her employment is terminated by the Company for any reason other than "cause" (as defined in the Change-of-Control Agreement) or the employee terminates his or her own employment for "good reason" during the "employment period" (as defined in the Change-of-Control

Agreement). "Good reason" means the assignment to the employee of any duties inconsistent with, or any other action that diminishes, the employee's position, authority, duties or responsibilities as in effect immediately before the change of control, or failure to pay the employee compensation at least equal to the compensation in effect immediately before the change of control; the Company's requiring the employee to relocate to a location more than 25 miles from the location where the employee was based immediately before the change of control or, in the event the employee consents to relocation, the failure of the Company to pay for his moving expenses and other costs relating to such relocation, with a gross-up payment for taxes thereon, all in accordance with the Company's relocation policy as in effect immediately before the Effective Date, or the Company's requiring the employee to travel on Company business to a substantially greater extent than required immediately before the change of control; any purported termination by the Company of the employee not permitted by the agreement; or any failure by the Company to require a successor to the Company to assume the agreement. If the Company has requested that the employer remain for a holdover period of up to six months after the change of control, the employee will receive severance pay based upon a demotion during the six-month holdover period only after completion of the holdover period (during which the employee must continue to work for the Company). Severance pay will also become due if the employee terminates his or her own employment during a 30-day window period. For the Top Three Officers, the window period will begin on the first anniversary of the change of control and for the Other Officers, it will begin on the six-month anniversary of the change of control.

     The severance benefits consist of a lump sum payment equal to the present value of the employee's salary and bonus for 2.2 years, continued health and other welfare benefits for 2.2 years, and certain fringe benefits. In addition, the employee will receive an additional pension benefit, payable at the same time as benefits under the Company's retirement plans, such that the total retirement benefits received will equal those that would have been paid pursuant to the Company's retirement plans if the employee had remained employed by the Company for an additional five years. The Change-of-Control Agreements for the Top Three Executives also provide for an additional payment to the extent necessary to make them whole for any excise tax on "excess parachute payments" (as defined in the Internal Revenue Code) imposed on their severance payments or any other payments received by them in connection with a change of control, and the agreements with the Other Officers provide for a reduction in the severance payments if necessary to avoid having any such payments be excess parachute payments.

1995 INCENTIVE BONUS PLAN

     Effective as of May 8, 1995, the Board adopted the 1995 Incentive Bonus Program (the "Bonus Program") providing for the payment of bonuses upon the occurrence of an "extraordinary transaction" (as defined in the Bonus Program). Messrs. Tiner, Nelson and Levis are the only participants in the Bonus Program, and their respective percentages of the total bonuses available under the Bonus Program are 50, 30 and 20 percent. The aggregate bonuses payable under the Bonus Program range from $500,000 to $4 million, depending upon the value realized by stockholders in the extraordinary transaction. The program will expire on May 1, 1996, unless an extraordinary transaction has occurred by that date or the Board extends the Bonus Program.

PENSION PLANS

     The Company and its subsidiaries maintain a number of defined benefit pension plans for their officers and other employees. The pension plans provide for fixed benefits in the event of retirement at a specified age and after a specified number of years of service. All of the executive officers of the Company named in the Summary Compensation Table are participants in the Moorco International Inc. Retirement Income Plan (the "Moorco Plan").

     The Moorco Plan is a defined benefit plan under which participants are entitled to a monthly benefit upon retirement at age 65 equal to 0.9% of average monthly covered compensation for the participant's last five years of service times years of benefit accrual service up to 35 years, less benefits from other Company-sponsored defined benefit plans. Covered compensation for the determination of benefits includes all wages paid by the Company, including deferred compensation under the Moorco International Inc. Incentive

Savings Plan, up to a maximum of $150,000, the maximum amount of compensation that the Internal Revenue Code permits to be considered for benefit purposes under a tax-qualified plan in 1995, but excludes other deferred compensation and amounts received pursuant to the Stock Plans.

     In December of 1994, the Board adopted the Benefit Restoration Plan for Participants in the Moorco International Inc. Retirement Income Plan (the "BRP"), and in March of 1995 the Board adopted the Supplemental Executive Retirement Plan for Participants in the Moorco International Inc. Retirement Income Plan (the "SERP"), each of which is effective as of January 1, 1995. The BRP provides to all participants in the Moorco Plan whose benefits under the Moorco Plan are reduced or limited by the Internal Revenue Code the additional retirement benefits that they would receive if no such reductions or limitations applied. The SERP provides an additional retirement benefit based upon an enhanced formula to certain selected salaried officers and other key management employees. Currently, Messrs. Tiner, Nelson and Levis are the only Level A participants in the SERP. The SERP benefit is a monthly benefit upon retirement at age 65 such that the sum of all monthly benefits payable to the participant under the SERP, the BRP, the Moorco Plan and Social Security equals 1.6% (in the case of Level A participants) or 1.3% (in the case of Level B participants) of average monthly covered compensation for the participant's last five years of service times years of benefit accrual service up to 35 years. For these purposes, compensation is defined as base pay plus incentive compensation, up to $500,000 per year (adjusted beginning in 1996 for inflation). Because the SERP benefit is subject to an offset for Social Security, while the BRP and the Moorco Plan benefits are not, in some cases the BRP benefit may exceed the SERP benefit, in which event only the BRP benefit is paid.

     The following table shows the estimated aggregate annual benefits which would become payable under the Moorco Plan and the BRP (without regard to the SERP) for a participant who is unmarried at the date benefits commence and who has the average compensation levels and years of service specified in the table. The amounts listed in the table do not take into account the limitations upon benefits imposed by Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), and the limitation on compensation imposed by Section 401(a)(17) of the Code, because such limitations are not applicable to the BRP benefits. The amounts listed in the table are payable for the life of the employee and are not subject to any reduction for Social Security benefits or other offsetting amounts.

                                                             YEARS OF SERVICE
                                       -------------------------------------------------------------
            COMPENSATION                 10        15         20         25         30         35
- -------------------------------------  ------    -------    -------    -------    -------    -------
$ 50,000.............................   4,500      6,750      9,000     11,250     13,500     15,750
 100,000.............................   9,000     13,500     18,000     22,500     27,000     31,500
 150,000.............................  13,500     20,250     27,000     33,750     40,500     47,250
 200,000.............................  18,000     27,000     36,000     45,000     54,000     63,000
 250,000.............................  22,500     33,750     45,000     56,250     67,500     78,750
 300,000.............................  27,000     40,500     54,000     67,500     81,000     94,500
 350,000.............................  31,500     47,250     63,000     78,750     94,500    110,250
 400,000.............................  36,000     54,000     72,000     90,000    108,000    126,000
 450,000.............................  40,500     60,750     81,000    101,250    121,500    141,750
 500,000.............................  45,000     67,500     90,000    112,500    135,000    157,500

     The following table shows the estimated aggregate annual benefits which would become payable under the Moorco Plan, the BRP and the SERP for a participant who is unmarried at the date benefits commence and who has the average compensation levels and years of service specified in the table. The amounts listed in the table do not take into account the limitations upon benefits imposed by Section 415 of the Internal Revenue Code of 1986, as amended (the "Code"), and the limitation on compensation imposed by Section 401(a)(17) of the Code, because such limitations are not applicable to the BRP and SERP benefits. The amounts listed in the table are payable for the life of the employee and are subject to reduction for Social Security benefits.

                                                             YEARS OF SERVICE
                                       -------------------------------------------------------------
            COMPENSATION                 10        15         20         25         30         35
- -------------------------------------  ------    -------    -------    -------    -------    -------
$ 50,000.............................   8,000     12,000     16,000     20,000     24,000     28,000
 100,000.............................  16,000     24,000     32,000     40,000     48,000     56,000
 150,000.............................  24,000     36,000     48,000     60,000     72,000     84,000
 200,000.............................  32,000     48,000     64,000     80,000     96,000    112,000
 250,000.............................  40,000     60,000     80,000    100,000    120,000    140,000
 300,000.............................  48,000     72,000     96,000    120,000    144,000    168,000
 350,000.............................  56,000     84,000    112,000    140,000    168,000    196,000
 400,000.............................  64,000     96,000    128,000    160,000    192,000    224,000
 450,000.............................  72,000    108,000    144,000    180,000    216,000    252,000
 500,000.............................  80,000    120,000    160,000    200,000    240,000    280,000

     At April 30, 1995, the executive officers named in the Summary Compensation Table had the following respective years of benefit accrual service under the Moorco Plan: Mr. Tiner, 16 years; Mr. Levis, 21 years; Mr. Nelson, 6 years; Mr. Pfleghar, 16 years; and Mr. Borth, 7 years. In March of 1995, the Board authorized the creation of a grantor trust to provide a source of funds to pay retirement benefits pursuant to the BRP and SERP. The assets of the trust will at all times be subject to the claims of the Company's creditors in the event of bankruptcy or insolvency, but otherwise may not be used for any purpose other than the payment of the foregoing retirement benefits, until all such benefits have been paid in full (at which time any remaining assets would revert to the Company). On May 18, 1995, the Board authorized the use of the trust to fund the additional retirement benefits that may become payable under the Change-of-Control Agreements.

OTHER EMPLOYMENT MATTERS

     During fiscal year 1994, the Company provided Mr. Tiner, President and Chief Executive Officer, an interest-free loan of $450,000 to assist him in his relocation from Pennsylvania to Texas. The loan was made on October 6, 1993 and repaid in full on December 17, 1993.

                                   DIRECTORS

COMPENSATION OF DIRECTORS

     The Company pays an annual retainer of $45,000 to the Chairman of the Board, an annual retainer of $23,000 to the Chairman of the Compensation Committee, and an annual retainer of $18,000 to all other non-management directors. In addition, the Company pays non-management directors, for each Board of Directors, Executive Committee or other Board of Directors committee meeting attended (excluding telephone meetings), compensation of $1,500, $1,000 and $500, respectively. The Chairman of the Board, the Chairman of the Executive Committee and the chairman of any other committee of the Board receives $2,000, $1,500 and $1,000 per meeting attended (excluding telephone meetings), respectively. The Company also pays ordinary and necessary out-of-pocket expenses for non-management directors to attend Board and committee meetings.

ORGANIZATION OF THE BOARD OF DIRECTORS

     The Board of Directors has established an Executive Committee consisting of Messrs. Wellin (Chairman), Ciotti, Tiner and Witter; a Compensation Committee consisting of Messrs. Atkins (Chairman), Ciotti, Collinson and Thompson; and an Audit Committee consisting of Messrs. Donlan (Chairman), Collinson, Thompson and Witter. The Executive Committee was established to take any action normally reserved to the Board of Directors to the extent permitted by law. The Compensation Committee was established to act on behalf of the Board of Directors with respect to compensation of directors and executive officers. The Compensation Committee administers the Company's stock option and other benefit plans. The Audit

Committee was established to review the results and scope of the audit and services provided by the Company's independent public accountants.

     During fiscal year 1994, the Board of Directors held eight meetings (two of which were telephone meetings), the Compensation Committee held two meetings, the Audit Committee held two meetings and the Executive Committee held one telephone meeting. No incumbent director attended fewer than 75% of the total meetings held during fiscal year 1994 (i) by the Board of Directors and (ii) by all committees thereof on which he served.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Mr. George A. Ciotti, who is a member of the Compensation Committee, was the President and Chief Executive Officer of the Company prior to his retirement in June 1993. Mr. Ciotti receives retirement benefits pursuant to certain of the Company's retirement plans, including a benefit restoration plan similar to the BRP described above under "Executive Compensation -- Pension Plans."

INDEMNIFICATION AGREEMENT

     The directors and executive officers of the Company have entered into indemnification agreements whereby the Company has agreed to indemnify such persons and advance expenses as provided in such agreements to the fullest extent permitted by applicable law. Upon a "Change in Control" as defined in the indemnification agreements, such person will be presumed to be entitled to indemnification under the indemnification agreements and the Company is required to overcome the presumption in order to avoid the indemnification obligation.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth the number of shares of Common Stock beneficially owned as of August 5, 1994, except as otherwise noted, by (i) each director, (ii) each of the executive officers named in the Summary Compensation Table below, (iii) each person known to be the beneficial owner at that date of more than 5% of the outstanding shares of Common Stock and (iv) all directors and executive officers as a group.

                                                               AMOUNT AND
                                                               NATURE OF
                                                               BENEFICIAL
                                                               OWNERSHIP        PERCENT
                                                               OF COMMON         OF
            NAME                                                STOCK(1)        CLASS(2)
                                                               ----------       -----
        Keith S. Wellin......................................    608,365 (3)     5.1%
        Michael L. Tiner.....................................     37,500 (4)        *
        James F. Atkins......................................     26,875            *
        George A. Ciotti.....................................    247,352         2.1%
        Jeffrey J. Collinson.................................     70,917 (5)        *
        James E. Donlan......................................     26,875            *
        Calvin A. Thompson...................................    110,875 (6)        *
        William D. Witter....................................    891,030 (7)     7.4%
        Richard T. Levis.....................................    101,500 (4)        *
        James J. Nelson......................................     24,034 (4)        *
        David W. Pfleghar....................................     27,653 (4)        *
        J. David Borth.......................................     15,334 (4)        *
        RCM Capital Management(8)............................    980,200         8.2%
        Neuberger & Berman(9)................................    773,700         6.5%
        All directors and executive officers as a group (12
          persons, including those individuals listed
          above).............................................  2,188,310 (4)    18.2%

- ---------------

(1) Except as otherwise noted, each stockholder has sole voting and dispositive power with respect to the shares of Common Stock.

(2) An asterisk indicates that the percentage of shares beneficially owned is less than 1%.

(3) Includes 1,000 shares held by Keith S. Wellin's wife, 40,311 shares held by three adult children, 108,000 shares held in trust for Mr. Wellin's grandchildren and 26,875 shares held by Mr. Wellin's son-in-law. Mr. Wellin possesses shared voting and investment power with respect to all such shares. Mr. Wellin's address is 2800 Post Oak Boulevard, Suite 5701, Houston, Texas 77056-6111.

(4) Includes 2,500, 11,500, 2,500, 12,653, 15,334 and 44,487 shares of Common
    Stock for Messrs. Tiner, Levis, Nelson, Pfleghar, Borth and all directors and executive officers as a group, respectively, which are considered to be beneficially owned by such persons because they may be acquired through the exercise of outstanding options which are exercisable or become exercisable within 60 days.

(5) Includes 475 shares held in trust for Jeffrey J. Collinson and 69,956 shares owned by Schroders Incorporated as to which Mr. Collinson possesses shared investment and voting power. Mr. Collinson disclaims beneficial ownership of the shares owned by Schroders Incorporated.

(6) Includes 500 shares held by Calvin A. Thompson's wife. Mr. Thompson disclaims beneficial ownership of such shares.

(7) Includes 131,000 shares held in trust for William D. Witter's adult children as to which Mr. Witter possesses shared voting and investment power, 69,274 shares held in a custodial account for Mr. Witter's children, 4,683 shares held in trust for Mr. Witter's grandchildren and 10,879 shares held by Mr. Witter's wife. Mr. Witter's address is 153 East 53rd Street, New York, New York 10022.

(8) Based on Schedule 13G, dated February 10, 1994, filed by RCM Capital Management ("RCM Capital"), RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General") with the Securities and Exchange Commission (the "SEC"). RCM Limited is the general partner of RCM Capital and RCM General is the general partner of RCM Limited. RCM Capital reports sole voting power as to 736,200 of such shares. RCM Capital's address is Four Embarcadero Center, Suite 2900, San Francisco, California 94111.

(9) Based on Schedule 13G, dated January 31, 1994, filed by Neuberger & Berman with the SEC. Neuberger & Berman reports sole voting power as to 679,200 of such shares and sole dispositive power as to none of such shares. Neuberger & Berman's address is 605 Third Avenue, New York, New York 10158.

                                                                         ANNEX B

                       [SALOMON BROTHERS INC LETTERHEAD]

May 19, 1995

Moorco International Inc.
2800 Post Oak Boulevard
Suite 5701
Houston, TX 77056

Attention: Members of the Board of Directors

Dear Sirs:

     We understand that MII Acquisition Corp., a wholly owned subsidiary of FMC Corporation, a Delaware corporation (together "FMC"), has made a tender offer (the "FMC Offer") to purchase all of the outstanding shares of Common Stock, par value $.01 per share (including the associated Preferred Stock Purchase Rights) (the "Shares") of Moorco International Inc., a Delaware corporation (the "Company"), at $20.00 net per Share in cash (the "Consideration"). The FMC Offer is set forth in the Offer to Purchase dated May 5, 1995 and we understand that, in summary, it is conditioned upon, among other things, (i) the Company's Preferred Stock Purchase Rights having been redeemed by the Company's Board of Directors or FMC being otherwise satisfied that such rights are invalidated or inapplicable to the FMC Offer, (ii) the valid tender of a number of Shares, which when added to the Shares beneficially owned by FMC, would represent at least a majority of the total number of outstanding Shares of the Company on a fully diluted basis and (iii) FMC being satisfied that the restrictions on business combinations contained in Section 203 of the Delaware General Corporation Law are inapplicable to the proposed merger contemplated by the FMC Offer. You have asked us to advise you as to the adequacy, from a financial point of view, of the Consideration offered to the holders of the Shares (other than FMC) pursuant to the FMC Offer.

     In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Schedule 14D-1 filed by FMC with the Securities and Exchange Commission regarding the FMC Offer; (ii) certain publicly available business and financial information concerning the Company and FMC; (iii) certain internal information of the Company, primarily financial in nature(including projections, forecasts and analyses prepared by or on behalf of the Company's management), concerning the business, assets, liabilities, operations and prospects of the Company, furnished to us by the Company for purposes of our analysis; (iv) certain publicly available and other information concerning the trading of, and the trading market for, the Shares; (v) the financial terms of the FMC Offer and such other transactions which we consider relevant to our inquiry; (vi) certain publicly available information with respect to other companies that we believe to be relevant or comparable in certain respects to the Company or one or more of its businesses or assets and the trading markets for certain of such other companies' securities; and (vii) such other information, financial studies, analyses, investigations and financial, economic, market and trading criteria that we considered relevant to our inquiry. In addition, we have taken into account various discussions with third parties with respect to such third parties' potential interest in the acquisition of all or part of the Company or other strategic transactions involving the Company. We have also met with certain officers and employees of the Company to discuss the foregoing as well as other matters we believe relevant to our inquiry. We have also taken into account our assessment of general economic, market and financial conditions and our experience in securities valuation generally.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to, reviewed for or discussed with us or publicly available and have not assumed any responsibility for independent verification of any such information. We have also relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us and we have assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Company's management and we express no opinion with respect to such forecasts, projections and analyses or the assumptions on which they are based. We have not made or obtained any independent evaluations or appraisals of any of the Company's assets, properties or facilities, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon business, market, economic and other conditions and circumstances as they exist on, and can be evaluated as of, the date hereof.

     As you are aware, Salomon Brothers Inc has acted as financial advisor to the Company in connection with the FMC Offer and will receive a fee for our services. Additionally, Salomon Brothers Inc is currently engaged by the Company to render financial advisory and investment banking services (including with respect to the Company's publicly announced proposal to acquire Daniel Industries, Inc.) and has received, and would under certain circumstances receive, fees for the rendering of such services. In addition, in the ordinary course of our business we may actively trade the debt or equity securities of the Company and FMC for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Based upon and subject to the foregoing, it is our opinion as investment bankers that as of the date hereof, the Consideration to be offered to the holders of Shares (other than FMC) pursuant to the FMC Offer is inadequate, from a financial point of view, to such holders.

                                          Very truly yours,

                                          SALOMON BROTHERS INC

                                 EXHIBIT INDEX

   EXHIBIT NO.                                  DESCRIPTION                                   PAGE
- ------------------ -------------------------------------------------------------------------------
     Exhibit 1   -- Form of Change-of-Control Agreement with Messrs. Tiner, Nelson and
                     Levis.
     Exhibit 2   -- Form of Change-of-Control Agreement with Messrs. Borth and Pfleghar.
     Exhibit 3   -- 1995 Incentive Bonus Plan.
     Exhibit 4   -- Supplemental Executive Retirement Plan for Participants in the Moorco
                     International Inc. Retirement Income Plan.
     Exhibit 5   -- Benefit Restoration Plan for Participants in the Moorco International
                     Inc. Retirement Income Plan.
     Exhibit 6*  -- Letter to Moorco Stockholders, dated May 19, 1995.
     Exhibit 7   -- Press Release issued by Moorco International Inc. on May 19, 1995.
     Exhibit 8   -- Complaint in Moorco International Inc. v. FMC Corporation (Texas).
     Exhibit 9   -- Order of the Texas Court dated May 11, 1995.
     Exhibit 10  -- Complaint in FMC Corporation v. Moorco International Inc. (Delaware
                     Chancery Court).
     Exhibit 11  -- Amended Complaint in FMC Corporation v. Moorco International Inc.
                     (Delaware federal court).
     Exhibit 12  -- Complaint in Ballan v. Wellin (Delaware Chancery Court).
     Exhibit 13  -- Complaint in Grossman v. Wellin (Delaware Chancery Court).
     Exhibit 14  -- Rights Agreement dated as of November 24, 1994.**
     Exhibit 15* -- Opinion of Salomon Brothers Inc dated May 19, 1995.
     Exhibit 16  -- Indemnification Agreements with various Directors and Executive
                     Officers.***

- ---------------
  * Included in copy mailed to stockholders.
 ** Incorporated by reference to Exhibit 1 to the Company's Form 8-K dated
    November 8, 1994.
*** Incorporated by reference to Exhibits 10(o) through 10(z) to the Company's
    Form 10-K for the fiscal year ended May 31, 1994.